February 5, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long

Re:	The Shaw Group Inc. Form 10-K for the Fiscal Year August 31, 2008 Filed on: October 31, 2008 File No.: 001-12227

Definitive Proxy Statement on Schedule 14A Filed on: December 24, 2008 File No.: 001-12227
Ladies and Gentlemen:
          This letter sets forth the response of The Shaw Group Inc. (together with wholly-owned subsidiaries “us” or, the “Company”) to the comment letter dated January 29, 2008 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s: (1) Annual Report on Form 10-K for the Fiscal Year ended August 31, 2008, filed on October 31, 2008 (the “Form 10-K”); and (2) the Company’s Definitive Proxy Statement on Schedule 14A filed on December 24, 2008 (the “Proxy Statement”). For your convenience, we have repeated the Staff’s comments and used the section headings and numberings used by the Staff in the Comment Letter.
Annual Report on Form 10-K for the Fiscal Year ended August 31, 2008, filed on October 31, 2008
Business, page 1
Reportable Segments, page 3
F&M Segment, page 9 Manufacturing and Distribution, page 9

1.	We note your disclosure regarding the inventory levels. In future filings please consider expanding your disclosure regarding your industry practices related to the working capital items. See Item 101(c)(1)(vi) of Regulation S-K.

4171 ESSEN LANE, BATON ROUGE, LA 70809
225.932.2500 • FAX 225.932.2500 • THE SHAW GROUP INC.®

United States Securities and Exchange Commission
February 5, 2009

Response: We acknowledge the Staff’s comments and we will expand our future disclosure regarding industry practices related to working capital items for our F&M Segment. An example of such disclosure may include:
“We seek to minimize the net working capital requirements of our F&M segment by contemporaneously invoicing clients when we purchase materials for our pipe, steel, and modular fabrication contracts. Our invoices generally do not include extended payment terms nor do we offer significant rights of return. These contracts typically represent the majority of the business volume of our F&M Segment.”
Additionally, we anticipate changing our current disclosure with respect to our manufacturing and distribution business to indicate that, while we maintain inventories of fittings and pipe, such inventories are not considerable.
Certification, page 15
2.	In future filings please exclude the titles of your officers from the introductory paragraph of your 302 Certifications. Please address this comment also in your future quarterly reports. See Item 601(b)(31) of Regulation S-K.

Response: We acknowledge the Staff’s comments and we will exclude the titles of our officers from the introductory paragraph of our future 302 Certifications.
Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 30
Compensation Discussion and Analysis, page 30
Annual Cash Incentive Compensation, page 37
3.	You disclose that half of the annual cash incentive bonus is determined upon subjective and discretionary factors as recommended by the CEO. In future filings please clarify who makes that recommendation with respect to the CEO’s award.

Response: We acknowledge the Staff’s comments and will include a clarification in future filings on who makes the recommendation regarding the part of our CEO’s annual cash bonus that is based on subjective and discretionary factors. As indicated in our

United States Securities and Exchange Commission
February 5, 2009

Proxy Statement, each of our employees has a bonus target expressed as a percentage of that employee’s salary. Part of the actual bonus percentage of employees’ salaries is initially driven by the performance of each employee’s segment as compared to pre-established segment specific earnings and cash flow targets. We refer to the indicative percentages generated for each segment as the “formula driven component of the target bonus.” Our CEO may recommend an additional discretionary adjustment, by segment, based on the discretionary factors described in detail in our Proxy Statement. The sum of the formula driven component of the target bonus and the CEO’s discretionary adjustment results in the CEO’s segment specific bonus recommendation percentage (“Segment Recommendation”). While individual employees within each operating segment may receive bonus percentage awards greater than or less than the Segment Recommendation based on their individual performances, our named executive officers, including our CEO, have typically received bonuses consistent with the Segment Recommendation. The compensation committee of the Board of Directors, however, has full discretion to modify the recommendations with respect to the annual cash bonuses to be paid to any of our named executive officers. We anticipate that we will continue this practice with regard to the determination of our executive officers’ cash bonuses in the future and will include appropriate disclosure in our future filings in this regard.
Fiscal Year 2009 Target total Direct Compensation Table, page 43
Fiscal Year 2009 Target Annual Cash Incentive Compensation for our Named Executive
Officers, page 45
4.	In the first paragraph on page 46, we note that for competitive reasons you do not disclose your financial performance targets. Based on your disclosures, these targets seem material in determining the amount of compensation paid to the named executive officers and should be disclosed. Please provide us with your analysis as to why disclosure of the particular targets would be likely to cause you substantial competitive harm. Please see Instruction 4 to Item 402(b) of Regulation S-K dealing with the standard used for determining whether disclosure would cause you competitive harm. For additional guidance, please refer to Section 118, Q&A #118.04 of Regulation S-K Compliance and Disclosure Interpretations found in the Division of Corporation Finance page of our website, at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: We acknowledge the Staff’s comments. We believe that MIP target levels for the current fiscal year that are based on forecast earnings and operating cash flows are properly omitted under Instruction 4 to Item 402(b) of Regulation S-K. In our response below we articulate (a) the competitive harm we expect to experience should we disclose the requested information, (b) our belief that investors may place undue reliance on such information and (c) that our request falls squarely within the type of information formally protected by the courts and the Commission.

United States Securities and Exchange Commission
February 5, 2009

Competitive Harm to the Company

We are a diverse engineering, technology, construction, fabrication, environmental and industrial services organization, operating in seven segments. We are continuously engaged in global competitive processes in order to build our backlog of work orders. We expect significant growth within several of the industries we operate, including the global nuclear power sector and the global chemical industry and plan on capitalizing on such growth by focusing on new contract awards of international and domestic projects. In the majority of our segments, contracts are awarded through a lengthy and extremely competitive bidding process, which typically involves several bidders. This is particularly true with regard to contracts awarded by the U.S. government and governmental agencies, and from entities owned by foreign governments who have regulations requiring competitive bidding processes.

If we were to disclose segment EBITDA and operating cash flows targets, future potential customers as well as competitors in the bid process could use this information to calculate our targeted margins and, consequently, our bid.

Competitors could use this information to undercut our anticipated bid and capture the contract award as many clients only allow one round of bidding. Since our competitors’ targeted margin levels are not similarly disclosed, we could be at a considerable competitive disadvantage. Additionally, competitors may choose to share our targeted margin information they have calculated with any potential future customers and portray our bids as overpriced, claiming we a trying to make disproportionate profits.

Customers could use this information to negotiate the lowest possible bid price, as they may refuse to pay any price that would exceed our margin target levels and we would be unable to price any projects above such target levels.

Lastly, the public availability of our targeted margins may allow customers and competitors to track our expected trends. By comparing targeted margins disclosed for any given year with previous years’ margins, our customers and competitors could track whether our targeted margins are rising or falling. If our targeted margins are lower than in previous years, customers may believe that we perceive our business as slowing and bargain for lower prices on our bids. In case of increases in our targeted margins, we may be perceived as being overpriced.

Providing targeted profit margins is particularly sensitive when we are competing for work on a fixed-price basis. With the recent economic downturn, we expect that competitive nature of our business to increase which may require us to do an increasing amount of our work on a fixed-price basis, meaning we bid for the project based on total expected costs plus a margin for our return.

In any of the above described situations, the competitive injury to us could be material. Accordingly, we believe that disclosure revealing our prospective operating cash flow and EBITDA would materially and adversely affect our ability to compete for new projects, with consequent adverse impacts to our results of operations.

United States Securities and Exchange Commission
February 5, 2009

Undue Reliance

While we do issue quarterly and annual guidance on certain performance measures, we have always limited such guidance to approximate figures or ranges and have not traditionally provided exact amounts of EBITDA, operating cash flow or related financial and operating measures. Furthermore, we provide such guidance only on a consolidated, Company-wide basis and do not disclose segment level information. We believe that more specific guidance, even if accompanied by appropriate cautionary statements, carries a risk of undue reliance by investors. We avoid issuing specific guidance and providing exact forecast numbers in part because factors that affect our earnings, operating cash flow, and other performance measures are beyond our control and are volatile, undermining our ability to predict such information with certainty. In the context of incentive compensation, we believe operating cash flow and EBITDA per segment are effective in aligning incentive compensation with shareholder value. We believe that disclosing incentive compensation targets based on exact EBITDA and operating cash flow targets for each segment subjects us to a risk that it has been our policy to avoid — the risk that some investors will rely on such information irrespective of our cautionary statements, and that our share price would be subject to volatility to the degree our budget projections vary from our actual results.

Legal Standard for Competitive Harm

We acknowledge the standard for confidential commercial or financial information, the disclosure of which would cause competitive harm, identified by the Staff in response to Question 118.04 of the Interpretive Guidance regarding Item 402(b)— Executive Compensation; Compensation Discussion and Analysis (last updated July 3, 2008). We note that courts analyzing Section (b)(4) of the Freedom of Information Act (“Exemption 4”) have addressed whether the disclosure of certain information would cause substantial competitive injury. The court in National Parks & Conservation Assoc. v. Kleppe, 547 F.2d 673, 679 (D.C. Cir. 1976) (“National Parks IT”), held that substantial harm to a company’s competitive position is “virtually axiomatic” when the disclosure involved is detailed financial records. 547 F.2d at 684. Courts have also acknowledged that financial information granting additional insight into the plans or operations of the party providing such information would cause substantial competitive injury if disclosed. See, e.g., Gilda Industries. Inc. v. United States Customs & Border Protection Bureau, 457 F. Supp. 2d 6 (Dist. D.C. 2006) (holding that information not harmful on its face but capable of damaging future business opportunities when combined with publicly available information is properly withheld under Exemption 4).

Further, courts have upheld confidential treatment of financial information, including income projections, pro forma and other financial statements, repayment and equity ratio analyses containing information similar to the Company’s operating cash flow and EBITDA, where the disclosure of such financial information “would provide competitors with valuable insights into the company’s operations, give competitors pricing advantages over the company, or unfairly advantage competitors in future business negotiations. “People for the Ethical Treatment of Animals v. United States Department of Agriculture”, 2005 WL 1241141 (Dist. D.C. 2005) at p. 15, citing National Parks II, 547 F.2d at 684.

United States Securities and Exchange Commission
February 5, 2009

See also National Community Reinvestment Coalition v. National Credit Union Administration, 290 F. Supp. 2d 124 (Dist. D.C. 2003) (holding that plans for future programs, plans for expansion and marketing plans were properly excluded under Exemption 4); and Gulf & Western Industries. Inc. v. United States, 615 F.2d 527 (Dist. D.C. 1979) (indicating that information that would allow competitors to calculate future bids is properly excluded under Exemption 4).

We believe the arguments with respect to competitive harm articulated above fall squarely within the parameters of the precedents cited above and seek your concurrence or comment in this regard.
Potential Payments Upon Termination or a Change in Control, page 65
5.	In future filings please describe and explain how the appropriate payment and benefit levels, such as the multiples of pay, are determined under the various circumstances that trigger payments or provision of benefits under termination and/or change of control arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response: We acknowledge the Staff’s comments and we will describe and explain in future filings how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under termination and/or change of control arrangements. We will also include a discussion on how these arrangements fit into our overall compensation objectives, how they affect the decision we make regarding other compensation elements and the rational for decisions made in connection with these arrangements.

Generally and in anticipation of the disclosure we will be considering for future filings, we determine the appropriate benefits and payment levels based on a variety of factors. Among other considerations, we strive to provide compensation that matches our understanding of the external labor market for similar level executives, and to maintain internal parity among our senior executives, depending on their respective levels of seniority and responsibility. Consequently, for example, multiples of pay paid upon termination and/or change-of-control for most of our senior officers is two years — which we believe is at market level for our industry for similar positions — while our two most senior executives have a benefit of three year multiples. In the case of our Chairman, Chief Executive Officer and President, J.M. Bernhard, Jr., we previously negotiated an amendment to his employment agreement to reduce the term from ten years to three years, which we determined at the time to be consistent with our peers. In the case of our

United States Securities and Exchange Commission
February 5, 2009

Executive Vice President and Chief Operating Officer, Gary P. Graphia, the term of his employment agreement was increased from two years to three years in connection with his promotion to his current position, which was consistent with the term of the employment agreement for his predecessor and which we determined to be appropriate for Mr. Graphia’s increased responsibilities and tenure of service with the Company. Our understanding of the market compensation is based on information provided by our external compensation consultants and directly from negotiations with executives who recently joined our management team from other companies.
          In connection with responding to the Staff’s comments we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) Staff comments or changes due to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions or comments regarding this letter, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Sincerely,

THE SHAW GROUP INC.

By:	/s/ Brian K. Ferraioli

Name:	Brian K. Ferraioli
Title:	Executive Vice President and
Chief Financial Officer

cc:	J.M. Bernhard, Jr. Cliff Rankin Dennis Whalen, KPMG LLP David Oelman, Vinson & Elkins L.L.P.